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SE\ _MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** AND ENDING **December 31, 2010**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.P. Bullhound, Inc.**

OFFICIAL USE ONLY
147794
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620

(No. and Street)

San Francisco   **CA**   **94111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alec Dafferner   (415) 272-3317

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460   **Walnut Creek,**   **CA**   **94598**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alec Dafferner _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc. _____ , as of December 31 _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ANTONIO LOCATELLI
Commission # 1789067
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2012

_____
Notary Public

_____/Signature___

Chief Operating Officer
_____
Title

JURAT

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this _____ day of _____, 20 __
by _____
proved to me or the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature _____

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, *Alec Dafferner*, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ 22 _____ day of _____ Feb _____, 2011

at San Francisco, California

_____
Alec Dafferner
GP Bullhound, Inc.

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2010 and the related statement of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 19, 2011


professional personalized. service.

GP BULLHOUND, INC.
Statement of Financial Condition
December 31, 2010

_____

ASSETS

Cash in bank	$	119,220
Accounts receivable		345,951
Deposits		276
Furniture, equipment, and leasehold improvements,		
net of accumulated depreciation of $8,600		13,651
Total Assets	$	479,098

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	178,573
Total Liabilities		178,573
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		199,999
Retained earnings		100,525
Total Shareholder's equity		300,525
Total Liabilites and Shareholder's Equity	$	479,098

The accompanying notes are an integral part of these financial statements.

Revenue	
Fees and commissions earned	$ 1,596,435
Total revenue	1,596,435
Expenses	
Salaries and bonuses	842,071
Payroll taxes	71,744
Rent, net	71,040
Telephone and communication	40,503
Travel and entertainment, net	217,305
Professional fees:	
Recruiting	30,540
Legal	8,940
Consulting	28,368
Accounting	23,150
Office expense	12,322
Insurance	24,512
Regulatory fees	9,521
Bad Debt expense	151,186
Depreciation	3,440
Other	11,626
Total expenses	1,546,268
Income before provision for income taxes	50,167
Provision for income taxes	11,939
Net income	$ 38,228

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance - December 31, 2009	100	$ 1	$ 199,999	$ 62,297	$ 262,297
Net income	-	-	-	38,228	38,228
Balance - December 31, 2010	100	$ 1	$ 199,999	$ 100,525	$ 300,525

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

_____

Cash flows from operating activities:		
Net income	$	38,228
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		3,440
(Increase) decrease in		
Accounts receivable		569,049
Deposits and prepaid expenses		(220)
Increase (decrease) in		
Accounts payable and accrued liabilities		(641,281)
Net cash provided by (used in) operating activities		(30,784)
Net decrease in cash		(30,784)
Cash balance, beginning of year		150,004
Cash balance, end of year	$	119,220

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound, Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound, Ltd. (Parent), a U.K. based investment advisory Company. GP Bullhound Ltd. is recognized as one of the leading independent research and advisory teams focused on the technology sector. Established in 1999 as a research oriented investment bank, GP Bullhound, Ltd. has offices in London, England, and San Francisco, California.

GP Bullhound, Inc. (the Company) provides advisory services to the Parent. As a result, most of its revenue and accounts receivable at December 31, 2010 are from the Parent.

Liquidity

As described above, the Company earns most of its revenue providing advisory services for its Parent. As a result, continuing support of the parent is anticipated for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Most of the accounts receivable consist of advisory service revenue billed to GP Bullhound, Ltd. in the United Kingdom.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal based on a percentage of the transaction.

Concentrations

Cash

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company's cash balance did not exceed the FDIC insured limit.

Major customer and related party

The Company provides advisory service to its parent, GP Bullhound, Ltd UK. As a result, $1,110,000 (70%) of the revenue for the year ended December 31, 2010 and $300,000 (87%) of the accounts receivable at December 31, 2010 were from the parent.

1. __General Information and Summary of Significant Accounting Policies (continued)__

Income Taxes

The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

2. __Shareholders' Equity__

Pursuant to the Articles of Incorporation, GP Bullhound, Inc. was initially capitalized by the contribution of cash from GP Bullhound, Ltd. with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to used is one thousand shares. One hundred shares are issued and outstanding.

3. __Income Taxes__

The provision for income taxes for the year ended December 31, 2010 consists of:

Current:	
Federal	$ 7,925
State	4,014
Total	$ 11,939

4. __Leases__

On November 1, 2008, the Company entered into a new lease agreement, which expires on December 31, 2014. Rent expense was $85,549 less subtenant amounts of $14,509 or $71,040.

5. __Subsequent Events__

Management has evaluated subsequent events through February 19, 2011, the date on which the financial statements were available to be issued.

GP BULLHOUND, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Company equity	$ 300,525
Less non-allowable assets	
Accounts receivable	(253,291)
Deposits and prepaid assets	(276)
Net furniture and equipment	(13,651)
Net capital	33,307
Greater of 6-2/3% of aggregate indebtedness ($178,573) or $5,000	11,911
Net capital in excess of requirement	$ 21,396
Ratio of aggregate indebtedness ($178,573) to net capital ($33,307)	5.36 to 1

(required to be less than 15 to 1)

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2010 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 166,575	$ 45,305	3.68 to 1
Current year adjustment to deferred tax liability	59	(59)	
Increase in accounts payable	11,939	(11,939)	
Per statements as finalized	$ 178,573	$ 33,307	5.36 to 1



office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of GP Bullhound, Inc. (the "Company"), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


professional personalized service.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 19, 2011



CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
  GP Bullhound, Inc.
  San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by GP Bullhound, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GP Bullhound, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



professional personalized. service.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 19, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ~~DECEMBER 31ˢᵗ~~, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067930   FINRA   DEC
> GP BULLHOUND INC   11*11
> 1 MARITIME PLZ STE 1620
> SAN FRANCISCO CA 94111-3506

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED SMITH (415)-246-7502

2. A. General Assessment (item 2e from page 2) $ _3,991_

    B. Less payment made with SIPC-6 filed (exclude interest)   (_1,137.50_)

    _7/24/2010_
        Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   _2,853.50_

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ _2,854_

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _2,854_

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP BULLHOUND, INC.
(Name of Corporation, Partnership or other organization)

E. Smith
(Authorized Signature)

Dated the _30th_ day of _JANUARY_, 20 _11_.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20_10_
and ending __12/31__, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,596,436__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ __1,596,436__

2e. General Assessment @ .0025 $ __3,991__

(to page 1, line 2.A.)

- 14 -



CERTIFIED PUBLIC ACCOUNTANTS

GP BULLHOUND, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010



professional personalized. service.